UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the six-month period ended June 30, 2024

Public Shrek Royalties LLC
(Exact name of issuer as specified in its charter)

Delaware	92-0336540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, Public and the Public Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager, Public or the Public Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and/or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition and results of operation should be read in conjunction with the financial statements and related notes included in this report. The following discussion contains certain information that has not been audited. The following discussion contains forward-looking statements that reflect plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements.
Public Shrek Royalties LLC, a Delaware limited liability company (which we refer to as “we,” “us,” “our,” “our company” or the “company”), is a limited liability company formed on September 12, 2022 pursuant to the Delaware Limited Liability Company Act (the “LLC Act”). Since its formation, our company has been engaged primarily in acquiring, holding and receiving royalty payments from 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to the related works (the “underlying asset”). Otis Wealth, Inc., a Delaware corporation (the “manager,” “our manager” or “Otis”), is the manager of our company and serves as the asset manager for the underlying asset.
We offered and sold non-voting membership interests (the “interests”) to raise capital to acquire the underlying asset. We conducted a single closing on November 30, 2023 with respect to the offering and received and closed subscriptions of $889,700. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “offering statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding the offering.
Our manager believes that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of the global economy. Our manager believes that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.
The offering was part of the proposed solution to this problem. Public Holdings, Inc., a Delaware corporation and the parent company of our manager (“Public”), is creating a platform (the “Public Platform”) to invest in royalties, art and more alongside traditional equities and crypto. The goal is to unlock every type of alternative asset and give investors true uncorrelated diversification in a modern portfolio.
Our strategy is to acquire the underlying asset, hold such asset for an indefinite period of time, receive royalties from the asset and then sell such asset at a premium over our acquisition price so that investors in our company can make a return on their investment. Additionally, interest holders may be able to realize a return on their investment by receiving sufficient distributions from royalty payments and/or selling their interests on the secondary market, if an active market for our interests continues to develop and is sustained.
The reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s and Public’s ability to:
●	continue to source high quality assets to securitize on the Public Platform;
●	market the Public Platform and subsequent offerings and attract investors to the Public Platform;
●	continue to develop the Public Platform and provide the information and technology infrastructure to support the platform; and

●	sell the underlying assets at a premium over our acquisition price so that investors in our company can make a return on their investment.
Revenues are expected to be derived from the payments received in connection with the underlying asset and will be recognized in the periods in which payments are received.
Results of Operations
Revenues
During the six months ended June 30, 2024, our company recognized $37,650 in revenue, as compared to no revenue during the period ended June 30, 2023. Revenues are recognized in the periods in which royalties are earned upon usage of the underlying content.
Operating Income/(Expenses)
Operating expenses incurred prior to the closing of the offering were paid by our manager and will not be reimbursed. With certain exceptions as follows, pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis. For the six months ended June 30, 2024, we earned $34,129 in operating income, in the form of $37,650 in royalty revenue, $(1,820) in royalty expense (fees paid to Royalty Exchange, Inc.), $32 in operating expenses (refunded fees erroneously charged by Silicon Valley Bank) and $(1,733) in management fees paid to our manager in its capacity as asset manager pursuant to the terms of the operating agreement and the asset management agreement. For the six months ended June 30, 2023, we earned no operating income and incurred no operating expenses.
Other Expenses
For the six months ended June 30, 2024, we incurred other expenses of $28,933, in the form of amortization expense, as compared to no other expenses for the six months ended June 30, 2023.
Income Taxes
For the six months ended June 30, 2024, we recorded a $2,693 benefit from income taxes, as compared to no benefit from or provision for income taxes for the six months ended June 30, 2023. Our company’s effective tax rate was 26.1% for the year ended December 31, 2023.
Net Income
As a result of the cumulative effect of the foregoing factors, we generated net income of $7,889 for the six months ended June 30, 2024, as compared to no net income/(loss) for the six months ended June 30, 2023.
Liquidity and Capital Resources
Our manager, on behalf of our company, appointed Otis to serve as asset manager to manage the underlying assets and provide certain administrative services to our company pursuant to the asset management agreement. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager. Unless our company becomes able to generate cash flows from operations, our company will be wholly reliant on our manager for its operations. There can be no assurance that our manager will continue to serve in such capacity. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of June 30, 2024, our company had $833 in cash on hand, as compared to $288 in cash on hand as of December 31, 2023.

Subscriptions
Our company records membership contributions at the effective date. Our company recorded no membership contributions during the six months ended June 30, 2024. On November 30, 2023, our company finalized the closing of the offering of interests and recorded membership contributions of $889,700. Our company received cash consideration from the sale of interests.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
The Underlying Asset
Upon acquisition, the underlying asset was recorded at the original cost basis, which was the purchase price paid for the underlying asset. The underlying asset was purchased by our company using a portion of the proceeds from the offering of interests.
Our company treats the underlying asset as an intangible asset, and the underlying asset is subject to tests for impairment. This asset will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of the asset to the estimated fair value of the asset. If the carrying amount exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The underlying asset is being amortized. Because it is difficult to estimate the projected future revenues from the underlying asset, our company is amortizing the underlying asset over a 15-year period using the straight-line method based on management’s estimate of the useful life of the Underlying Asset. Accordingly, the underlying asset is being amortized at an annual rate equal to one fifteenth (1/15) of the original cost basis for a period of 15 years.
There is no guarantee that the underlying asset is free of any claims regarding title and authenticity, or that such claims will not arise. In the event of a title or authenticity claim, our company may not have recourse against the asset seller or the benefit of insurance, and the value of the underlying asset may be diminished.
Revenue Recognition
Our company adopted Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (“ASC 606”), effective upon formation.
We determine revenue recognition through the following steps:

●	identification of a contract with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when or as the performance obligations are satisfied.
Revenues are derived from the royalty payments received in connection with the underlying asset and are recognized in the periods in which royalties are earned upon usage of the underlying content.
Royalty Receivable
ASC 606 requires an entity to record royalty revenue in the same period in which sales of the underlying content occur. As our company receives royalty reports for sales during a given quarter on a two-quarter delay, our company accrues the related revenue based on management estimates of underlying sales, which estimates are determined by averaging royalty revenue earning in the given quarter during the preceding four years. As a result of accruing royalty revenue for certain quarters based on such estimates, adjustments will be required in the following quarters to true up revenue to the actual amounts reported and received. During the six-month period ended June 30, 2024, our company had a $1,506 true-up from the estimates made. Our company did not own the underlying asset as of June 30, 2023.
On a quarterly basis, our company will assess likelihood of continued receipts of royalties from third-party partners and record an allowance for doubtful accounts only as a result of an adverse change in such partners’ willingness and/or ability to pay outstanding royalties owed. There were no allowances for doubtful accounts as of June 30, 2024 or December 31, 2023.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The underlying asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 2 and 3 measurement inputs. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Income/(Loss) per Interest
We comply with accounting and disclosure requirement of FASB ASC Topic 260, Earnings per Share. Income/(loss) per interest is computed by dividing net income/(loss) by the weighted average number of outstanding interests during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company has adopted the standard, and the adoption of such standard had no impact on our company’s financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 2.  OTHER INFORMATION
We have no information to disclose that was required to be in a report on Form 1-U during the six months ended June 30, 2024, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS

PUBLIC SHREK ROYALTIES LLC
BALANCE SHEET AS OF JUNE 30, 2024 (UNAUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$833
TOTAL CURRENT ASSETS	833

OTHER ASSETS
Royalty Interest	829,422
Royalty Receivable	33,152
TOTAL OTHER ASSETS	862,574
,089
TOTAL ASSETS	$863,407

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Income Tax Payable	$2,786
TOTAL CURRENT LIABILITIES	2,786

MEMBERS’ EQUITY
Membership Interest, issued upon formation	10
Membership Contributions, net
Membership Contributions, Third party	889,670
Membership Contributions, Manager	30
Total Membership Contributions, net	889,700
Accumulated Deficit
Retained Earnings	23,404
Distributions	(52,493)
Total Accumulated Deficit	(29,089)
TOTAL MEMBERS’ EQUITY	860,621

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$863,407

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
BALANCE SHEET AS OF DECEMBER 31, 2023 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$288
TOTAL CURRENT ASSETS	288

OTHER ASSETS
Royalty Interest	858,356
Royalty Receivable	32,486
TOTAL OTHER ASSETS	890,842

TOTAL ASSETS	$891,130

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Income Tax Payable	$5,479
TOTAL CURRENT LIABILITIES	5,479

MEMBERS’ EQUITY
Membership Interest, issued upon formation	10
Membership Contributions, net
Membership Contributions, Third party	889,670
Membership Contributions, Manager	30
Total Membership Contributions, net	889,700
Accumulated Deficit
Accumulated Deficit	15,515
Distributions	(19,574)
Total Accumulated Deficit	(4,059)
TOTAL MEMBERS’ EQUITY	885,651

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$891,130

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)

Operating Income/(Expenses)
Royalty Revenue	$37,650
Royalty Expense	(1,820)
Operating Expenses	32
Management Fee	(1,733)
Gross Profit	34,129

Other Expenses
True-Up Payment	-
Loss on Impairment	-
Amortization Expense	(28,933)
Other Expense	-
Total Other Income/(Expenses)	(28,933)
Income from Operations	5,196

Income Before Income Taxes	5,196
Provision for Income Taxes	(2,693)
Net Income	$7,889

Basic and Diluted Income per Membership Interest	$0.09
Weighted Average Membership Interests	88,971

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

Operating Income/(Expenses)
Royalty Revenue	$-
Operating Expenses	-
Gross Profit	-

Other Income/(Expenses)
(Loss) on Impairment	-
Total Other Income/(Expenses)	-

Income/(Loss) Before Income Taxes	-
Provision for Income Taxes	-
Net Income/(Loss)	$-

Basic and Diluted Loss per Membership Interest	$-
Weighted Average Membership Interests	1

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

Balance, January 1, 2023	$-
Net Income	-
Balance, June 30, 2023	$-

Balance, January 1, 2024	$885,651
Membership Interest, issued upon formation	-
Membership Contributions, net
Membership Contributions, Third party	-
Membership Contributions, Manager	-
Less: Distributions	(32,919)
Total Membership Contributions	(32,919)
Net Income	7,889
Balance, June 30, 2024	$860,621

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)

Cash Flows From Operating Activities:
Net Income for the Period	$7,889
Adjustment to reconcile Net Income to Cash Flows From Operating Activities:
Change in Royalty Receivable	(665)
True-Up Payment	-
Loss on Impairment	-
Amortization Expense	28,933
Membership Interest, issued upon formation	-
Increase/(Decrease) in Income Tax Payable	(2,693)
Total Adjustments	25,575
Net Cash Flows From Operating Activities	33,464

Cash Flows From Investing Activities:
Purchase of Royalty Interest	-
True-Up Payment	-
Net Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:
Membership Contributions, net
Membership Contributions, Third party	-
Membership Contributions, Manager	-
Less: Distributions	(32,919)
Total Membership Contributions	(32,919)
Net Cash Flows From Financing Activities	(32,919)

Cash at Beginning of Period	288
Net Increase In Cash	545
Cash at End of Period	$833

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-
Adjustments to reconcile Net Income/(Loss) to Net Cash Flows From Operating Activities:
Impairment Loss	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-

Cash Flows From Financing Activities:
Distributions	-
Membership Contributions	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SHREK ROYALTIES LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2024 AND 2023
NOTE 1: NATURE OF OPERATIONS
Public Shrek Royalties LLC (the “Company”) is a limited liability company formed on September 12, 2022 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing 25% of the right, title and interest of composer Harry Gregson-Williams, along with a security interest, in the songwriter’s life of rights share of all public performance royalties attributable to certain related works (such asset, the “Underlying Asset”).
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties. Because of the structure of the Company, the Company is dependent on Otis Wealth, Inc. (the “Manager”), the managing member, asset manager (the “Asset Manager”) and administrator of the Company, and is totally reliant on the Asset Manager to manage its business and fund the Company’s ongoing operating expenses and other capital needs.
The Company acquired the Underlying Asset from the Manager and receives ongoing royalties from the Underlying Asset. The Managing Member, in its capacity as Asset Manager, serves as the asset manager for the Company to manage the Underlying Asset.
The Company sold membership interests in the Company (“Interests”) to secure funding to acquire the Underlying Asset. Investors acquired a proportional share of income and liabilities. All voting rights, except as specified in the Company’s limited liability company agreement, dated September 12, 2022, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., the liquidation of the Company). The Manager manages the ongoing operations of the Company in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company.
Voting Rights
The Manager has broad authority to take action with respect to the Company. Interest holders do not have any voting rights as an Interest holder in the Company except with respect to:
●
the removal of the Manager for cause;
●
the dissolution of the Company upon the for-cause removal of the Manager; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by Interest holders in the Company under the Operating Agreement;
o
change the situations in which the Company can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or

o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder is entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders. The removal of the Manager as manager of the Company must be approved by two thirds of the votes that may be cast by all Interest holders. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders present in person or represented by proxy.
NOTE 2:  GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated limited revenues and profits since inception and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company earned net income of $7,889 and limited operating cash flows for the six-month period ended June 30, 2024 and had an accumulated deficit of $29,089 as of June 30, 2024, as compared to no gain or loss for the six-month period ended June 30, 2023 and an accumulated deficit of $4,059 as of December 31, 2023. The Company has limited liquid assets and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon the Manager covering the Company’s obligations and the costs of administering the Company. No assurance can be given that this will be the case.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024, the Company had $833 on hand, as compared to $288 on hand as of December 31, 2023.
Underlying Asset
As an acquisition from a related party, the Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the Manager to acquire the Underlying Asset, which is also the price to be paid by the Company. The Underlying Asset was purchased from the Manager.

The Company treats the Underlying Asset as an intangible asset, and the Underlying Asset is subject to tests for impairment. This asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of the asset to the estimated fair value of the asset. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The Underlying Asset is being amortized. Because it is difficult to estimate the projected future revenues from the Underlying Asset, the Company is amortizing the Underlying Asset over a 15-year period using the straight-line method based on management’s estimate of the useful life of the Underlying Asset. Accordingly, the underlying asset is being amortized at an annual rate equal to one fifteenth (1/15) of the original cost basis for a period of 15 years. As of June 30, 2024, the Company’s total investment in the Underlying Asset was $829,422, net of amortization of $38,578, as compared to a total investment in the Underlying Asset of $858,356, net of amortization of $9,644, as of December 31, 2023.
There is no guarantee that the Underlying Asset is free of any claims regarding title and authenticity, or that such claims will not arise. In the event of a title or authenticity claim, the Company and/or the Manager may not have recourse against the original asset seller or the benefit of insurance, and the value of the Underlying Asset may be diminished.
Royalty Receivable
ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), requires an entity to record royalty revenue in the same period in which sales of the underlying royalty-generating content occur. As the Company receives royalty reports for sales during a given quarter on a two-quarter delay, the Company accrues the related revenue based on management estimates of underlying sales, which estimates are determined by averaging royalty revenue earning in the given quarter during the preceding four years. As a result of accruing royalty revenue for certain quarters based on such estimates, adjustments will be required in the following quarters to true up revenue to the actual amounts reported and received. During the six-month period ended June 30, 2024, the Company had a $1,506 true-up from the estimates made. The Company did not own the Underlying Asset as of June 30, 2023.
On a quarterly basis, the Company will assess likelihood of continued receipts of royalties from third-party partners and record an allowance for doubtful accounts only as a result of an adverse change in such partners’ willingness and/or ability to pay outstanding royalties owed. There was no allowance for doubtful accounts as of June 30, 2024 and December 31, 2023.
Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The Underlying Asset is reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the asset is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 2 and 3 measurement inputs. If the carrying amount of the asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Revenue Recognition
The Company adopted ASC 606 effective at its inception.
The Company determines revenue recognition through the following steps:
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identification of a contract with a customer;
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identification of the performance obligations in the contract;
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determination of the transaction price;
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allocation of the transaction price to the performance obligations in the contract; and
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recognition of revenue when or as the performance obligations are satisfied.
Revenues are derived from the royalty payments received in connection with the Underlying Asset and are recognized in the periods in which royalties are earned upon usage of the underlying content. During the six-month period ended June 30, 2024, the Company recognized $37,650 in revenues, as compared to no revenues during the six-month period ended June 30, 2023.
Operating Expenses
Pursuant to an asset management agreement entered into with the Asset Manager, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, the Company are borne by the Asset Manager; provided, however, the Company, and not the Asset Manager, are responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the Operating Agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on the Company with respect to the disposition of an Underlying Asset (“Non-Routine Taxes”).

The fees, taxes, costs and expenses borne by the Asset Manager include: any and all fees, costs and expenses incurred in connection with the holding and management of the Underlying Asset, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the Underlying Asset; any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any “Blue Sky” filings required to be made and any annual audit of the accounts of the Company (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Asset; any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or the Asset Manager in connection with the affairs of the Company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager; the cost of the audit of the annual financial statements of the Company and the preparation of tax returns and circulation of reports to Interest holders; the fees and expenses of counsel to the Company in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; taxes or fees imposed on the Company other than Non-Routine Taxes; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses (including organizational costs) were borne by the Manager and not reimbursed by the Company. The Manager bears its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.
Leases
Upon inception, the Company adopted FASB Accounting Standards Codification (“ASC”) 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company does not have any lease arrangements in place.
Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code of 1986, as amended (the “IRC”), all Company taxable income or loss flows through to its members. However, the Company has elected, in accordance with the IRC, to be treated as a separate subchapter C corporation for tax purposes. Accordingly, a provision for income taxes of $5,479 was recorded for the year ended December 31, 2023. The Company’s effective tax rate was 26.1% for the year ended December 31, 2023.
The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. The Company had no NOLs as of December 31, 2023 and 2022, and thus no net deferred tax assets, using the Company’s estimated future effective tax rate of 26.1%. Net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in the Company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company consists of capital contributions, distributions, membership contributions and accumulated deficit.
Membership contributions were made to the Company from the successful closing of the offering of Interests and were calculated as the value of Interests sold in the offering. Membership contributions were made by both third parties and the Manager.
Distributions are recorded as declared by the Manager.
Income/(Loss) per Membership Interest
The Company complies with accounting and disclosure requirement of FASB ASC Topic 260, “Earnings per Share.” Income/(loss) per Interest is computed by dividing net income/(loss) by the weighted average number of outstanding Interests during the year. As of June 30, 2024, the income/(loss) per Interest for the Company was $0.09 with net income of $7,889 and 88,971 Interests outstanding, as compared to no net income or loss with one Interest outstanding as of June 30, 2023, such Interest held by the Manager.
NOTE 4: RELATED PARTY TRANSACTIONS
On October 31, 2023, the Company entered into an intercompany agreement with the Manager, pursuant to which the Manager agreed to advance the Company any additional funds required to consummate the acquisition of the Underlying Asset from the Manager.
In anticipation of the closing of the offering of Interests, on October 31, 2023, the Company entered into an assignment of interest, pursuant to which the Manager assigned, transferred and conveyed to the Company the Underlying Asset for consideration of $868,000, such amount to be paid following the closing of the offering of interests.
In connection with the foregoing, the Company entered into an asset management and administrative services agreement with the Manager, in its capacity as both managing member and asset manager, pursuant to which our manager agreed to take any reasonable action necessary to enforce, and cover any cost associated with enforcing, the contractual rights held in connection with the underlying asset. Additionally, the Company entered into a royalty accounting agreement with Royalty Exchange, Inc. (“Royalty Exchange”), pursuant to which Royalty Exchange was engaged to collect royalty payments from Broadcast Music, Inc. as distributor, account for the Company’s interest (the Underlying Asset) and distribute payment to the Company accordingly. The Company agreed to pay Royalty Exchange a fee of 5% of each royalty payment as compensation for these services. During the year ended December 31, 2023, the Company accrued $2,684 in such fees, and on November 17, 2023, the Company paid Royalty Exchange $1,026 of such accrued fees in connection with the receipt of a royalty payment.
On November 30, 2023, the Company finalized the closing the offering of Interests and received and closed subscriptions of $889,700. The Manager acquired three Interests in the offering at the same price paid by other investors, $10 per Interest.
On December 6, 2023, the Company paid the Manager the consideration for the Underlying Asset, $868,000, and the true-up amount described in the intercompany agreement, $21,700, in each case out of the offering proceeds.
On December 6, 2023, the Company paid the Manager the management fee, $1,047. See Note 6, “Free Cash Flow Distributions.”
NOTE 5: MEMBERS’ LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
NOTE 6: MEMBERS’ EQUITY
The members of the Company have certain rights. A member is entitled to their pro rata share of the net profits derived from the Underlying Asset after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests. There were 88,971 Interests outstanding as of June 30, 2024 and December 31, 2023. There was no change in member contributions during the six-month period ended June 30, 2024. During the year ended December 31, 2023, the Company received subscriptions of $889,700.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company and liquidating its assets. Upon the liquidation the Company, the Underlying Asset will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates; and thereafter, (iii) first, 100% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to Interest holders. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by the Company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Company.
Any free cash flow generated by the Company from the utilization of any Underlying Asset shall be applied in the following order of priority:
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to create such reserves as the Manager deems necessary, in its sole discretion; and
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thereafter (a) 95% to all Interest holders (net of corporate income taxes), which may include the Manager and any of its affiliates, by way of distribution and (b) 5% to the Manager in its capacity as Asset Manager (which amount may be waived by the Asset Manager in its sole discretion).
The 5% paid to the Manager is accounted for as an operating expense (specifically, a management fee) since it is incurred by the Manager in its capacity as Asset Manager in exchange for the provision of services to the Company, rather than being incurred due to the Manager’s ownership position.
On December 6, 2023, the Manager directed, and the Company made, a $19,574 distribution of free cash flow to Interest holders (which includes the Manager), which triggered a $1,047 management fee recorded to operating expenses and paid to the Asset Manager pursuant to the terms of the Operating Agreement and the asset management and administrative services agreement entered into with the Asset Manager. Rounding resulted in a reserve of $320.

On February 26, 2024, the Manager directed, and the Company made, a $15,125 distribution of free cash flow to Interest holders (which includes the Manager), which triggered a $796 management fee recorded to operating expenses and paid to the Asset Manager. Rounding resulted in a reserve of $500.
On June 11, 2024, the Manager directed, and the Company made, a $17,794 distribution of free cash flow to Interest holders (which includes the Manager), which triggered a $937 management fee recorded to operating expenses and paid to the Asset Manager. Rounding resulted in a reserve of $833.
Manager’s Interest
At inception, the Manager was granted one Interest for serving as managing member. Following the closing of the Company’s offering and certain transactions contemplated thereby, the Manager holds Interests (the Manager may sell all or any portion of such Interests from time to time following the closing of such offering).
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
The Company does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
NOTE 9: RISKS AND UNCERTAINTIES
The Company’s operations are limited in scope. The Company holds only one asset, the Underlying Asset, has no employees and has no debts or ongoing contractual obligations other than the asset management and administrative services agreement with the Asset Manager, pursuant to which the Asset Manager will provide services that are essential to the Company, such as dividend distributions, Securities and Exchange Commission filings, compliance and other normal operating services, and the Asset Manager funds all of such costs and expenses in exchange for 5% of free cash flow distributions by the Company. As a result of this relationship, the Company is dependent upon the Asset Manager and is totally reliant on the Asset Manager to manage its business.
The Company is subject to an exceptionally high level of concentration risk. The Underlying Asset can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the market for royalty interests, trends relating to broader markets, changes in legal treatment of royalties, changing consumer demand for the underlying royalty-generating content and/or other factors. If yields rise again on U.S. government securities (such as treasury bills), potential buyers of royalty interests may seek lower prices for such interests to account for increased risk and make it extremely difficult to liquidate the royalty interest at an acceptable value or at all.
NOTE 10: SUBSEQUENT EVENTS
The Company has evaluated subsequent events through August 19, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the accompanying financial statements.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Public Shrek Royalties LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on September 22, 2022)
2.2	Limited Liability Company Agreement of Public Shrek Royalties LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on September 22, 2022)
4.1	Form of Subscription Agreement for Interests (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.1
Broker-Dealer Agreement, dated September 20, 2022, between Public Shrek Royalties LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on September 22, 2022)

6.2	Form of Assignment of Interest, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.3	Form of Royalty Accounting Agreement, between Royalty Exchange Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.4	Form of Intercompany Agreement, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on September 22, 2022)
6.5
Form of Asset Management & Administrative Services Agreement, between Otis Wealth, Inc. and Public Shrek Royalties LLC (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on September 22, 2022)

6.6	PPEX ATS Company Agreement, dated November 9, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.6 to the Current Report on Form 1-U filed on December 1, 2023)
6.7	Secondary Market Transactions Engagement Letter, dated November 30, 2023, between Public Sneaker Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.7 to the Current Report on Form 1-U filed on December 1, 2023)
99.1	List of Related Works (incorporated by reference to Exhibit 99.1 to the Offering Statement on Form 1-A filed on September 22, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2024.

PUBLIC SHREK ROYALTIES LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
August 20, 2024
Keith Marshall

Otis Wealth, Inc.		Managing Member	August 20, 2024

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director